EXHIBIT 99.1

Anfield Energy Inc. Receives ATF Blasting Permits for Utah and Colorado Mines

VANCOUVER, British Columbia, July 08, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that it has received its blasting permits from the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives (ATF) for its mines in both Utah and Colorado (the “ATF Permits”).

This important regulatory milestone enables Anfield to initiate a drilling and blasting campaign within the coming weeks at the Velvet-Wood project (“Velvet-Wood”) to access new portions of the mineralized materials that were not reachable by the historic workings. The ATF Permit for Colorado further positions the Company to commence mining at its JD-8 mine immediately upon completion of remaining permitting, expected later this year.

The receipt of these ATF Permits is a critical step in the Company’s development plans. It marks the transition from rehabilitation and surface preparation to active underground mining operations. At Velvet-Wood, Anfield is preparing for conventional room-and-pillar underground mining, a proven method historically used successfully in the Lisbon Valley district. This approach involves systematically extracting mineralized material in a grid-like pattern of “rooms” while leaving pillars of ore or rock in place to support the roof, ensuring safe and efficient extraction of uranium-vanadium mineralization in the sandstone-hosted deposits.

Corey Dias, CEO of Anfield, commented: “Receiving the ATF Permits for our Utah and Colorado mines is a major milestone that unlocks our ability to advance underground development. At Velvet-Wood, this will allow us to drill and blast new sections of the mineralized materials, transitioning us from development to active mining activities in one of America’s premier uranium districts.

These ATF Permits are especially significant as Velvet-Wood was the first uranium mine advanced under the current administration. Anfield is proud to contribute to the national effort to expand domestic nuclear capacity and strengthen U.S. energy security. We remain on track to return the Velvet-Wood mine to production by the end of 2026.”

Lisbon Valley is one of the largest and most productive uranium mining districts in the United States, with historical production totaling approximately 78 million pounds of U₃O₈ between 1948 and 1988. The significance of advancing Velvet-Wood under the current ATF Permits is underscored by the fact that the Velvet-Wood mine last produced in 1984, and the broader district was largely shuttered by 1988. For more than 40 years, this resource has awaited the resurgence of the U.S. uranium industry.

This progress aligns with Anfield’s hub-and-spoke strategy, leveraging the fully permitted Shootaring Canyon Mill in Utah alongside its high-quality uranium-vanadium assets in Utah and Colorado.

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the Company’s business plans, objectives and strategies of operations, including, without limitation, the Company’s plans for advancing Velvet-Wood and the JD-8 mine. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risks that the anticipated benefits from the ATF Permits may not be realized as contemplated, or at all; risks that the Company may not be able to advance Velvet-Wood and the JD-8 mine as contemplated, or at all; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.